Exhibit 99.7

Internal Revenue Service	Department of the Treasury
Washington, DC 20224

Number: 201034010	Third Party Communication: None
Release Date: 8/27/2010	Date of Communication: Not Applicable
Person To Contact:

Index Number: 856.00-00	, ID No.
Telephone Number:

Refer Reply To:
CC:FIP:B03
PLR-108715-10
Date:
May 12, 2010

Legend:

Taxpayer	=

Building(s)	=

Year 1	=

Date 1	=

OP	=

Current Holder	=

Dear :
This is in reply to a letter dated February 19, 2010, requesting rulings on behalf of Taxpayer. You have requested a ruling that the Buildings described below, including their structural components, constitute real property for purposes of sections 856(c)(2)(C) and 856(c)(3)(C) of the Internal Revenue Code. You have also requested a ruling that the Buildings, including their structural components, constitute real estate assets for purposes of sections 856(c)(4)(A) and 856(c)(5)(B) of the Internal Revenue Code. Additionally, you have requested a ruling that the services furnished by Taxpayer through OP in connection with the leasing of the Buildings will not cause amounts received from tenants of the Buildings to be treated as other than “rents from real property” under section 856(d).

PLR-108715-10
Facts:
Taxpayer is a newly-formed domestic corporation organized in Year 1 that has elected to be taxed as an S corporation commencing with its first taxable year. Shortly before an initial public offering of Taxpayer’s stock, its S corporation status will be terminated and Taxpayer will elect to be treated as a real estate investment trust (“REIT”) for its tax year ending Date 1. Taxpayer intends to be a fully integrated, self-managed REIT that conducts all of its business through OP, a newly formed limited partnership, in which it will be the general partner and a substantial limited partner. Taxpayer intends to conduct an initial public offering of its stock on the New York Stock exchange to be completed in Year 1. Taxpayer expects to contribute substantially all of the proceeds of the initial public offering to the capital of OP in exchange for its interest in OP. The initial Buildings (and in three instances, leasehold interests in floors in larger Buildings) are currently owned (indirectly) by Current Holder and will be acquired directly or indirectly by OP.
OP intends to acquire, purchase, develop, and build Buildings that will be leased to unrelated tenants. The space offered to tenants generally fall into two categories: (1) wholesale space and (2) retail co-location space. With respect to the wholesale space, tenants typically rent designated space pursuant to leases generally ranging from three to ten years. With respect to retail co-location space, a customer typically is entitled to the use of a specially identified co-location suite, cage or cabinet located in a common shared area pursuant to a license and service agreement. Such license and service agreements generally have terms ranging from one to three years. The tenants generally will use the space to accommodate their telecommunications, computing and electronic data storage equipment, including computer servers and personnel. The leases generally provide for a fixed base rent plus, in some case, the reimbursement of some or all operating expenses incurred by OP in operating the property or additional payments for the provision of power. Under certain leases, if OP does not provide an uninterruptible, stable source of power to the tenants’ space or does not maintain an environment within the tenants’ space at a specified temperature and humidity range, the tenants are entitled to an abatement of the amount that they are required to pay OP or landlord under the leases.
Within each Building, the tenant space is generally constructed on vinyl composite tile or raised flooring to accommodate the electric, ventilation, and air conditioning systems (“HVAC”) required by tenants. The Buildings differ from other office buildings because of the magnitude and quality of the electrical power and air conditioning furnished to tenants and the redundancies built into the electrical and air conditioning systems.

PLR-108715-10
The major structural components of the Buildings and floors are the (1) electrical distribution and redundancy system (the “electrical components”), (2) heating ventilation and air conditioning system (the “HVAC components”), (3) humidification system (the “humidification components”), (4) security system (the “security components”), (5) the fire protection system (the “fire protection components”), and (6) telecommunication infrastructure (the “telecommunication components”). Each of these components is designed and constructed specifically for the particular Building for which it is a part, and is intended to remain permanently in place. The electrical components are designed to provide an uninterrupted power supply to the property through redundancy. The HVAC components are designed to maintain a room temperature of typically between 70 and 72 degrees Fahrenheit. The humidification components are designed to maintain humidity levels in the tenant’s space in the range of 45-55 percent. The security components typically include a single point of access to the Building that is monitored (sometimes remotely) at all times (24/7) by a security firm or by an employee of Taxpayer. The fire protection components consist of fire alarm and suppression systems. The telecommunications components provide access for tenants to third-party telecommunications providers. Taxpayer, through a taxable REIT subsidiary (a “TRS”), will provide connectivity services such as facilitating a tenant’s access to other tenants’ equipment within a Building or between Buildings. Taxpayer or the tenants will adequately compensate the TRS for such services.
Taxpayer represents that the Buildings are inherently permanent structures. Also, Taxpayer represents that each of the structural components described above are designed and constructed to remain permanently in place.
Taxpayer represents that services that will be provided to tenants of the Buildings consist of ordinary, necessary, usual, and customary services that relate to the operation or maintenance of the Buildings. They will not include personal services rendered to a particular tenant. Any service that would constitute a personal service to a tenant would be provided either through an independent contractor from whom Taxpayer does not derive or receive income, or through a TRS of Taxpayer that is owned by OP.
Services that will be provided by Taxpayer, through OP, are utilities, controlled humidity, security (as described above), fire protection (as described above), common area maintenance including cleaning and maintenance of public areas, landscaping, and pest control. Additionally, through OP, Taxpayer will provide management, operation, maintenance, and repair of the major Building systems and components of the Buildings, including structural components; parking for tenants and their visitors, including reserved and unreserved unattended parking; and telecommunications infrastructure to allow tenants to connect to third-party telecommunication providers.
Taxpayer represents that it has undertaken research regarding services by other similarly situated owners in connection with similar buildings located in the same

PLR-108715-10
geographic markets and it has determined that the services are customarily rendered in connection with the rental of comparable buildings in the geographic market in which Taxpayer’s Buildings are located.
Law and Analysis:
A. Real Property Issue
Section 856(c)(5)(B) defines the term “real estate assets”, in part, to mean real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs. Section 856(c)(5)(C) provides that the term “interests in real property” includes fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil, or gas royalty interests.
Section 1.856-3(b)(1) provides that the term “real estate assets” means real property, interests in mortgages on real property (including interests in mortgages on leaseholds of land or other improvements thereon), and shares in other qualified REITs.
Section 1.856-3(c) provides that the term “interests in real property” includes fee ownership and co-ownership of land or improvements thereon, leaseholds of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon.
Section 1.856-3(d) provides that the term “real property” means land or improvements thereon, such as buildings or other inherently permanent structures thereon (including items that are structural components of those buildings or structures). In addition, real property includes interests in real property. Local law definitions do not control for purposes of determining the meaning of the term real property as used in section 856 and the regulations thereunder. The term includes, for example, the wiring of a building, plumbing systems, central heating or central air-conditioning machinery, pipes or ducts, elevators or escalators installed in the building, or other items that are structural components of a building or other permanent structure. The term does not include assets accessory to the operation of a business, such as machinery, printing press, transportation equipment that is not a structural component of the building, office equipment, refrigerators, individual air-conditioning units, grocery counters, furnishings of a motel, hotel, or office building, etc., even though those items may be termed fixtures under local law.
Rev. Rul. 75-424, 1975-2 C.B. 270, concerns whether various components of a microwave transmission system are real estate assets for purposes of section 856. The system consists of transmitting and receiving towers built upon pilings or foundations,

PLR-108715-10
transmitting and receiving antennae affixed to the towers, a building, equipment within the building, and waveguides. The waveguides are transmission lines from the receivers or transmitters to the antennae, and are metal pipes permanently bolted or welded to the tower and never removed or replaced unless blown off by weather. The transmitting, multiplex, and receiving equipment is housed in the building. Prewired modular racks are installed in the building to support the equipment that is installed upon them. The racks are completely wired in the factory and then bolted to the floor and ceiling. They are self-supporting and do not depend upon the exterior walls for support. The equipment provides for transmission of audio or video signals through the waveguides to the antennae. Also installed in the building is a permanent heating and air conditioning system. The transmission site is surrounded by chain link fencing. The revenue ruling holds that the building, the heating and air conditioning system, the transmitting and receiving towers, and the fence are real estate assets. The ruling holds further that the antennae, waveguides, transmitting, receiving, and multiplex equipment, and the prewired modular racks are assets accessory to the operation of a business and therefore not real estate assets.
Rev. Rul. 73-425, 1973-2 C.B. 222, considers whether a mortgage secured by a shopping center and its total energy system is an obligation secured by real property. A total energy system is a self-contained facility for the production of all the electricity, steam or hot water, and refrigeration needs of associated commercial or industrial buildings, building complexes, shopping centers, apartment complexes, and community developments. The system may be permanently installed in the building, attached to the building, or it may be a separate structure nearby. The principal components consist of electric generators powered by turbines or reciprocating engines, waste heat boilers, heat exchangers, gas-fired boilers, and cooling units. In addition, each facility includes fuel storage tanks, control and sensor equipment, electrical substations, and air handling equipment for heat, hot water, and ventilation. It also includes ducts, pipes, conduits, wiring, and other associated parts, machinery and equipment. The revenue ruling holds, in part, that a mortgage secured by the building and the system is a real estate asset, regardless of whether the system is housed in the building it serves or is housed in a separate structure apart from the building it serves. This is because the interest in a structural component is included with an interest held in a building or inherently permanent structure to which the structural component is functionally related.
Similar to the properties or structural components described in Rev. Rul. 75-424 and Rev. Rul. 73-425 that qualify as real property for purposes of section 856, the Buildings and the structural components described above are inherently permanent structures. Although the Buildings and structures help to facilitate the technology businesses of tenants that occupy such buildings, the buildings and structural components themselves are not assets accessory to the operation of a business like the examples set forth in section 1.856-3(d). Accordingly, based on the information submitted and representations made, we conclude that Taxpayer’s Buildings, including the structural components, as described above, constitute real property for purposes of sections

PLR-108715-10
856(c)(2)(C) and 856(c)(3)(A). In addition, because the Buildings and the structural components are real property, they constitute real estate assets for purposes of sections 856(c)(4)(A) and 856(c)(5)(B).
B. Tenant Services Issue
Section 856(c)(2) provides that at least 95 percent of a REIT’s gross income must be derived from, among other sources, “rents from real property.”
Section 856(c)(3) provides that at least 75 percent of a REIT’s gross income must be derived from, among other sources, “rents from real property.”
Section 856(d)(1) provides that “rents from real property” include (subject to exclusions provided in section 856(d)(2)): (A) rents from interests in real property; (B) charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated; and (C) rent attributable to personal property leased under, or in connection with, a lease of real property, but only if the rent attributable to the personal property for the taxable year does not exceed 15 percent of the total rent for the tax year attributable to both the real and personal property leased under, or in connection with, the lease.
Section 1.856-4(b)(1) provides that, for purposes of sections 856(c)(2) and (c)(3), the term “rents from real property” includes charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services rendered to tenants of a particular building will be considered customary if, in the geographic market in which the building is located, tenants in buildings of a similar class are customarily provided with the service. In particular geographic areas where it is customary to furnish electricity or other utilities to tenants in buildings of a particular class, the submetering of those utilities to tenants in the buildings will be considered a customary service.
Section 1.856-4(b)(5)(ii) of the regulations provides that the trustees or directors of a REIT are not required to delegate or contract out their fiduciary duty to manage the trust itself, as distinguished from rendering or furnishing services to the tenants of its property or managing or operating the property. Thus, the trustees or directors may do all those things necessary, in their fiduciary capacities, to manage and conduct the affairs of the trust itself.
Section 856(d)(2)(C) provides that any impermissible tenant service income is excluded from the definition of “rents from real property.” Section 856(d)(7)(A) defines “impermissible tenant service income” to mean, with respect to any real or personal property, any amount received or accrued directly or indirectly by the REIT for services furnished or rendered by the REIT to tenants at the property, or for managing or operating the property.

PLR-108715-10
Section 856(d)(7)(B) provides that if the amount of impermissible tenant service income exceeds one percent of all amounts received or accrued during the tax year directly or indirectly by the REIT with respect to the property, the impermissible tenant service income of the REIT will include all of the amounts received or accrued with respect to the property. Section 856(d)(7)(D) provides that the amounts treated as received by a REIT for any impermissible tenant service shall not be less than 150 percent of the direct cost of the REIT in furnishing or rendering the service.
Section 856(d)(7)(C) provides certain exclusions from impermissible tenant service income. Section 856(d)(7)(C) provides that for purposes of section 856(d)(7)(A), services furnished or rendered, or management or operation provided, through an independent contractor from whom the REIT does not derive or receive any income shall not be treated as furnished, rendered, or provided by the REIT, and there shall not be taken into account any amount which would be excluded from unrelated business taxable income under section 512(b)(3) if received by an organization described in section 511(a)(2).
Section 512(b)(3) provides, in part, that there shall be excluded from the computation of unrelated business taxable income all rents from real property and all rents from personal property leased with such real property, if the rents attributable to such personal property are an incidental amount of the total rents received or accrued under the lease, determined at the time the personal property is placed in service.
Section 1.512(b)-1(c)(5) provides that payments for the use or occupancy of rooms and other space where services are also rendered to the occupant, such as for the use or occupancy of rooms or other quarters in hotels, boarding houses, or apartment houses furnishing hotel services, or in tourist camps or tourist homes, motor courts or motels, or for the use or occupancy of space in parking lots, warehouses, or storage garages, do not constitute rent from real property. Generally, services are considered rendered to the occupant if they are primarily for his convenience and are other than those usually or customarily rendered in connection with the rental of rooms or other space for occupancy only. The supplying of maid service, for example, constitutes such service; whereas the furnishing of heat and light, the cleaning of public entrances, exits, stairways and lobbies, and the collection of trash are not considered as services rendered to the occupant.
Many of the services described above are usual or customary services that are rendered in connection with the operation or maintenance of the properties and are not rendered primarily for the convenience of tenants. Other services that may constitute personal services to a tenant will be provided through independent contractors from whom Taxpayer will not receive or derive any income, or through a TRS owned by OP. Accordingly, the services furnished by Taxpayer through OP in connection with the

PLR-108715-10
leasing of the Buildings will not cause any amounts received from tenants of the Buildings to be treated as other than “rents from real property” under section 856(d).
No opinion is expressed or implied as to the federal tax consequences of this transaction under any provision not specifically addressed herein. Specifically, no opinion is expressed or implied whether the structural components of Taxpayer’s Buildings constitute real property under any section of the Internal Revenue Code other than section 856. For example, no opinion is expressed or implied regarding whether the structural components at issue constitute section 1245 property or section 1250 property. Furthermore, no opinion is expressed concerning whether Taxpayer otherwise qualifies as a REIT under subchapter M, part II of Chapter 1 of the Internal Revenue Code.
This ruling is directed only to the taxpayer who requested it. Section 6110(k)(3) provides that it may not be used or cited as precedent. In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

Sincerely,
/S/
Alice M. Bennett
Branch Chief, Branch 3 Office of Associate Chief Counsel (Financial Institutions & Products)

Enclosures:
           Copy of this letter
           Copy for section 6110 purposes